Exhibit 12
DEAN HOLDING COMPANY
     Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2005, 2004, 2003, 2002 and the period from May 28, 2001 to December 31, 2001 and the Fiscal Year Ended May 27, 2001.

	Successor				Predecessor
					Period from
					May 28, 2001 to	Fiscal Year
	Year Ended December 31				December 31,	Ended May 27,
	2005	2004	2003	2002	2001	2001
Income from continuing operations before income taxes	$193,276	$160,475	$155,154	$143,326	$(7,038)	$37,468
Fixed charges:
Interest expense	50,838	54,851	55,134	56,322	38,424	70,720
Portion of rentals (33%)	14,412	11,553	10,891	11,048	7,170	11,939
Capitalized interest	355	—	369	—	—	—

Total fixed charges	65,605	66,404	66,394	67,370	45,594	82,659

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$258,526	$226,879	$221,179	$210,696	$38,556	$120,127

Ratio of income to fixed charges	3.94	3.42	3.33	3.13	0.85	1.45